FEE WAIVER AGREEMENT

Infinity Q Capital Management, LLC
888 7th Avenue, 38th Floor
New York, NY 10106

September 23, 2014

Trust for Advised Portfolios
615 East Michigan Street
Milwaukee, WI 53202

Re:	Waiver of Portion of Management Fee in Connection with Investment in Infinity Q Commodity Fund Ltd.

Dear Sir or Madam:

Reference is made to the Investment Advisory Agreement by and between Trust for Advised Portfolios, a Delaware statutory trust (the “Trust”), and Infinity Q Capital Management, LLC, a Delaware limited liability company (the “Adviser”), dated September 23, 2014, as further amended, restated, supplemented or otherwise modified from time to time (the “Advisory Agreement”).

Pursuant to the Advisory Agreement, the Trust pays, for and on behalf of Infinity Q Diversified Alpha Fund, a series thereof (the “Series”), a monthly investment advisory fee to the Adviser on the first business day of each month, based upon the average daily value of the net assets of the Series during the preceding month, at the annual rate specified in such agreement (the “Series Management Fee”), as further described therein.

The Trust, for and on behalf of the Series, intends to invest in Infinity Q Commodity Fund Ltd., a Cayman Islands exempted company (the “Subsidiary”). In respect of the Subsidiary, the Adviser provides investment advisory and receives a management fee (the “Subsidiary Advisory Fee”) pursuant to an investment management agreement by and between the Subsidiary and the Adviser dated September 23, 2014 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

For as long as the Subsidiary Agreement remains in effect, the Adviser agrees to waive irrevocably all or any portion of the Series Management Fee that would otherwise be paid by the Trust, for and on behalf of the Series, to the Adviser in any period in an amount equal to the amount of the Subsidiary Advisory Fee, if any, actually paid by the Subsidiary to the Adviser under the Subsidiary Agreement during such period.

This letter modifies the terms of the Advisory Agreement and to the extent of any conflict between the terms of this letter and the terms of the Advisory Agreement, the terms of this letter will prevail. This letter and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of New York without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

Please confirm your understanding of, and agreement with, the subject matter herein by returning an originally executed copy of this letter to the address first written above.

Very truly yours,

INFINITY Q CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED

TRUST FOR ADVISED PORTFOLIOS, for and on behalf of its series
INFINITY Q DIVERSIFIED ALPHA FUND

By:	/s/ Christopher E. Kashmerick
Name:	Christopher E. Kashmerick
Title:	President